Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated November 17, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price per share for each class of our common stock as of December 1, 2020;

•	to disclose the calculation of our October 31, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide a portfolio update.

December 1, 2020 Transaction Price

The transaction price per share for each class of our common stock for subscriptions accepted as of December 1, 2020 (and repurchases as of November 30, 2020) is as follows:

Transaction Price (per share)
Class S	$25.3658
Class T	$25.1600
Class D	$25.1842
Class M	$25.2487
Class I	$24.6533
Class F*	$25.1107
Class Y*	$24.6862

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The December 1, 2020 transaction price per share for each of our share classes is equal to such class’s NAV per share as of October 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since October 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

October 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2020 (dollar amounts in thousands):

Components of NAV	October 31, 2020
Loans receivable	$578,707
Mortgage-backed securities held-to-maturity	37,128
Cash and cash equivalents	57,952
Restricted cash	13,843
Other assets	24,136
Collateralized loan obligation, net of deferred financing costs	(323,006)
Repurchase agreements payable, net of deferred financing costs	(92,926)
Accrued stockholder servicing fees(1)	(126)
Other liabilities	(8,084)

Net asset value	$287,624

Number of outstanding shares	11,429,504

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of October 31, 2020, we accrued under GAAP $13,412 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of October 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$121,652	$30,624	$14,031	$46,662	$48,388	$22,783	$3,484	$287,624
Number of outstanding shares	4,795,893	1,217,179	557,154	1,848,098	1,962,732	907,332	141,116	11,429,504

NAV per Share as of October 31, 2020	$25.3658	$25.1600	$25.1842	$25.2487	$24.6533	$25.1107	$24.6862

Portfolio Update

As of October 31, 2020, we had not recorded any impairments or non-accruals in our loan portfolio. During October, one loan was repaid in full, generating additional minimum interest and fee income that accrue to the benefit of stockholders. This loan repayment represents the third loan in our portfolio to be fully repaid during the COVID pandemic. We continue to closely monitor our entire loan portfolio and remain in regular dialogue with our borrowers. As of October 31, 2020, 98% of our loan portfolio was current.

In November, an additional loan was repaid in full. Further, we closed on two new loan originations with initial funding totaling $22.9 million which are cross-collateralized by two industrial properties located in San Diego County, California. We continue to develop a robust pipeline of identified transactions, including, as of October 31, 2020, over $100 million of identified transactions.